Exhibit 99.1

Hesai Group Reports Second Quarter 2023 Unaudited Financial Results

Quarterly net revenues were RMB440.3 million (US$60.7 million)1, an increase of 108.5% year-over-year

Quarterly LiDAR shipments were 52,1062 units, an increase of 946.5% year-over-year

SHANGHAI, China--(GLOBE NEWSWIRE) –August 15, 2023-- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (LiDAR) solutions, today announced its unaudited financial results for the three months ended June 30, 2023.

Operational Highlights

	Three months ended June 30, 2023	Six months ended June 30, 2023
ADAS LiDAR shipments	45,694	73,889
Autonomous Mobility LiDAR shipments	6,412	13,051
Total LiDAR shipments	52,106	86,940

•	Q2 2023 ADAS LiDAR shipments were 45,694 units, as compared to 1,651 units in the corresponding period of 2022.
•	Q2 2023 Total LiDAR shipments were 52,106 units, representing an increase of 946.5% from 4,979 units in the corresponding period of 2022.
•	ADAS LiDAR shipments in the first 6 months of 2023 were 73,889 units, representing an increase of 3,845.0% from 1,873 units in the corresponding period of 2022.
•	Total LiDAR shipments in the first 6 months of 2023 were 86,940 units, representing an increase of 630.3% from 11,905 units in the corresponding period of 2022.

Management Remarks

“We are thrilled to announce an exceptional second quarter performance, highlighted by all-time highs across the board. A new benchmark stands tall as we established record-breaking figures in both quarterly net revenues and total LiDAR shipments, while attaining remarkable milestones in ADAS LiDAR revenues and shipments. These strong shipments, along with our unwavering focus on operating efficiency, generated positive operating cash flow for the second consecutive quarter,” Yifan “David” Li, Hesai's Co-Founder and CEO, commented. “In the second quarter, we also signed a number of new LiDAR deals, including new domestic design wins with SAIC Motor for multiple series-production vehicle models and two strategic development programs with two leading automotive OEM partners from North America and Europe, respectively. In addition, our long-standing partnership with NVIDIA, dating back to 2019, served as a solid foundation for a new venture during the quarter – integration of our LiDAR sensors with the NVIDIA DRIVE and NVIDIA Omniverse ecosystems. Our position as a trusted leader in the LiDAR market is stronger than ever!”

1All translations from RMB to USD for the second quarter of 2023 were made at the exchange rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board.

2Hesai commenced volume shipments of ADAS LiDAR in July 2022.

Louis T. Hsieh, Hesai’s Global Chief Financial Officer, said, “We are delighted to deliver an impressive quarter of top-line growth. Net revenues for the second quarter of 2023 exceeded our guidance with an outstanding 108.5% year-over-year increase, reaching an all-time high of RMB440.3 million (US$60.7 million). Additionally, we are proud to have achieved a record high of 52,106 total LiDAR shipments, marking a 10-fold surge compared with the same quarter last year. Our cumulative LiDAR shipments have exceeded 190,000 units, reaffirming our leading position in the global LiDAR industry. As validation of our market leadership, a couple of weeks ago we were named the No. 1 global automotive LiDAR supplier for the second consecutive year by Yole Intelligence, a world-renowned independent research company in Europe. Their report indicated astounding growth of 95% in the global automotive LiDAR market from 2021 to 2022. Notably, Hesai extended its leading position, increasing its global LiDAR market share from 42% in 2021 to 47% in 2022, clearly surpassing the second-largest player at 15%. Based on reported revenues and shipments in the first half of 2023, we continue to outpace the competition with higher revenues and LiDAR shipments than our six other US-listed LiDAR peers COMBINED!3”

Mr. Hsieh continued, “We are also pleased to share that our gross margin for the second quarter of 2023 exceeded our expectations at 30%, attributable to better-than-expected ASPs and continuous improvements in our manufacturing cost structure. We are confident that we will exceed our initial gross margin target of 27% to 30% for full-year 2023. Our unrelenting efforts to improve revenue scalability and cost efficiency resulted in positive operating cash flow for the second consecutive quarter of approximately RMB58.3 million (US$8.0 million), a 4-fold quarter-over-quarter increase, underscoring our clear path to profitability.”

Business Developments

•	ADAS: Hesai secured new domestic design wins with SAIC Motor for multiple series-production vehicle models. The Company also forged two new strategic development programs with two leading global automotive OEM partners, one from North America and one from Europe.

•	Autonomous mobility: Hesai commenced volume shipments for its latest deal, which represents the largest Robotaxi LiDAR contract in the Company’s history, with a leading global Robotaxi player.

•	Hesai was named as the No. 1 global automotive LiDAR supplier for the second consecutive year, capturing 47% of the worldwide LiDAR market share by revenue in 2022, according to a recent report published by Yole Intelligence. Yole's projection also forecasts that the Company will maintain its No. 1 position in the market for 2023.

•	Hesai deepened its longstanding collaboration with NVIDIA earlier this month by announcing the integration of our LiDAR sensors with the NVIDIA DRIVE and NVIDIA Omniverse ecosystems. NVIDIA has been one of our top 10 U.S. customers since 2019.

•	Hesai is on track to manufacture its AT series LiDAR featuring an upgraded design, extended detection range and lower power consumption. Full-scale production is anticipated to commence in the third quarter of 2023 at Hesai’s “Hertz Center” manufacturing facility in Hangzhou, which operates at an automation rate over 90%.

Financial Highlights for the Second Quarter of 2023

(in RMB millions, except for per ordinary share data and percentage)

	Q2 2023	Q2 2022	% Change
Net revenues	440.3	211.2	108.5%
Gross margin	29.8%	46.8%
Loss from operations	(113.5)	(94.3)	20.4%
Non-GAAP[4] loss from operations	(79.8)	(66.9)	19.3%
Net loss	(74.4)	(69.7)	6.7%
Non-GAAP net loss	(40.6)	(42.2)	-3.8%
Net loss attributable to ordinary shareholders	(74.4)	(265.5)	-72.0%
Net loss per ordinary share-basic and diluted	(0.59)	(2.30)	-74.3%
Non-GAAP net loss per ordinary share – basic and diluted	(0.32)	(0.37)	-13.5%

3 Derived from publicly disclosed earnings releases. Six US-listed peers are Luminar, Cepton, Ouster, Innoviz, Aeva, and AEye.

4 See “Use of Non-GAAP measures” and “Unaudited reconciliation of GAAP and Non-GAAP results” included in this release for further details.

•	Net revenues were RMB440.3 million (US$60.7 million) for the second quarter of 2023, representing an increase of 108.5% from the same period of 2022. Product revenues were RMB386.8 million (US$53.3 million) for the second quarter of 2023, representing an increase of 108.3% from RMB185.7 million (US$25.6 million) for the same period of 2022. The stellar revenue growth was attributed, in part, to a more favorable year-over-year comparison with the second quarter of 2022, during which period net revenues were adversely affected by the Shanghai Covid lockdowns in April to May 2022, along with other nationwide Covid restrictions. The year-over-year increase was mainly attributable to increased demand for Autonomous Mobility and ADAS LiDAR products as volume production of AT128 began in the third quarter of 2022. Service revenues were RMB53.5 million (US$7.4 million) for the second quarter of 2023, representing an increase of 110.1% from RMB25.5 million (US$3.5 million) for the same period of 2022. The year-over-year increase was mainly attributable to increased solutions revenue.

•	Cost of revenues was RMB309.2 million (US$42.6 million) for the second quarter of 2023, representing an increase of 175.4% from RMB112.3 million (US$15.5 million) for the same period of 2022. The year-over-year increase was due to increased shipments of LiDAR products, partially offset by the decrease in unit cost.

•	Gross margin was 29.8% for the second quarter of 2023, compared with 46.8% for the same period of 2022. The decrease in gross margin percentage was mainly attributable to increased shipments of lower priced ADAS LiDAR products.

•	Sales and marketing expenses were RMB26.9 million (US$3.7 million) for the second quarter of 2023, representing an increase of 32.0% from RMB20.4 million (US$2.8 million) for the same period of 2022. The year-over-year increase was mainly due to increased payroll expenses of RMB3.3 million (US$0.5 million) attributable to an expanded sales and marketing team.

•	General and administrative expenses were RMB56.7 million (US$7.8 million) for the second quarter of 2023, representing a decrease of 15.8% from RMB67.4 million (US$9.3 million) for the same period of 2022. The year-over-year decrease was mainly driven by the decrease of factory suspension loss of RMB24.6 million (US$3.4 million) incurred in the second quarter of 2022 due to the Shanghai Covid lockdowns, offset by increased payroll expenses of RMB7.6 million (US$1.0 million).

•	Research and development expenses were RMB161.0 million (US$22.2 million) for the second quarter of 2023, representing an increase of 49.1% from RMB108.0 million (US$14.9 million) for the same period of 2022. The year-over-year increase was mainly due to increased payroll expenses of RMB35.5 million (US$4.9 million) and share-based compensation expenses of RMB6.2 million (US$0.9 million) attributable to higher R&D headcount.

•	Loss from operations was RMB113.5 million (US$15.7 million) for the second quarter of 2023, representing an increase of 20.3% from RMB94.3 million (US$13.0 million) from the same period of 2022. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB79.8 million (US$11.0 million) for the second quarter of 2023, compared with RMB66.9 million (US$9.2 million) for the same period of 2022.

•	Net loss was RMB74.4 million (US$10.3 million) for the second quarter of 2023, compared with RMB69.7 million (US$9.6 million) for the same period of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB40.6 million (US$5.6 million) in the second quarter of 2023, compared with RMB42.2 million (US$5.8 million) for the same period of 2022.

•	Net loss attributable to ordinary shareholders of Hesai was RMB74.4 million (US$10.3 million) for the second quarter of 2023, compared with RMB265.5 million (US$36.6 million) for the same period of 2022. Excluding share-based compensation expenses and deemed dividends, non-GAAP net loss attributable to ordinary shareholders of Hesai was RMB40.6 million (US$5.6 million) for the second quarter of 2023, compared with RMB42.2 million (US$5.8 million) for the same period of 2022.

•	Basic and diluted net loss per ordinary share were both RMB0.59 (US$0.08) for the second quarter of 2023. Excluding share-based compensation expenses and deemed dividends, non-GAAP basic net loss per ordinary share and non-GAAP diluted net loss per ordinary share were both RMB0.32 (US$0.04) for the second quarter of 2023.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB3,254.7 million (US$448.8 million) as of June 30, 2023, compared with RMB3,141.4 million (US$457.4 million) as of March 31, 2023.

Business Outlook

For the third quarter of 2023, the Company expects net revenues to be between RMB405 million (US$55.9 million) and RMB425 million (US$58.6 million), representing a year-over-year increase of approximately 21.3% to 27.3%. The lower-than-normal year-over-year quarterly net revenue growth can be attributed to two primary factors: first, net revenues in 3Q22 were elevated due to a significant rebound in 3Q22 following the Shanghai Covid lockdowns in 2Q22, resulting in a high-base year-over-year comparison for 3Q23; and second, LiDAR units totaling several million USD that were initially scheduled for delivery in 3Q23 are now anticipated to be delivered in 4Q23 instead.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 14, 2023 (9:00 AM Beijing/Hong Kong Time on August 15, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Second Quarter 2023 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10032348-3629w7.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 22, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10032348

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (LiDAR) solutions. The Company’s LiDAR products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates LiDAR designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 90 cities in 40 countries as of December 31, 2022.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation and deemed dividend, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation and deemed dividend. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Unaudited Reconciliations of GAAP and non-GAAP Results" set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and deemed dividend that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and deemed dividend that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of LiDAR and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	913,277	2,063,261	284,537
Restricted cash	-	3,613	498
Short-term investments	945,866	1,187,814	163,807
Accounts receivable	484,586	403,550	55,652
Contract assets	13,058	-	-
Amounts due from related parties	5,021	5,094	702
Inventories	646,852	562,270	77,541
Prepayments and other current assets	126,451	114,843	15,838
Total current assets.	3,135,111	4,340,445	598,575
Non-current assets:
Property and equipment, net	504,953	669,948	92,390
Long-term investments	31,856	31,833	4,390
Intangible assets, net	20,600	21,626	2,982
Land-use rights, net	41,606	41,175	5,678
Goodwill	3,823	3,827	528
Right-of-use assets	44,349	27,939	3,853
Other non-current assets	57,098	102,318	14,110
Total non-current assets	704,285	898,666	123,931
TOTAL ASSETS	3,839,396	5,239,111	722,506
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	-	109,900	15,156
Note payable	-	3,380	466
Accounts payable	206,681	162,058	22,349
Contract liabilities	40,378	44,286	6,107
Amounts due to related parties	334,283	346,164	47,738
Accrued warranty liability	17,694	21,165	2,919
Accrued expenses and other current liabilities	356,502	266,442	36,744
Total current liabilities	955,538	953,395	131,479
Non-current liabilities
Long-term borrowings	18,472	197,281	27,206
Deferred tax liabilities	439	425	59
Lease liabilities	10,139	5,359	739
Other non-current liabilities	13,075	20,255	2,793
Total non-current liabilities	42,125	223,320	30,797
TOTAL LIABILITIES	997,663	1,176,715	162,276
Mezzanine equity:
Redeemable shares	5,986,910	-	-

Shareholders’ Deficit
Class A Ordinary shares	19	19	2
Class B Ordinary shares	20	62	9
Additional paid-in capital	-	7,332,386	1,011,182
Subscription receivables	(310,227)	(310,227)	(42,782)
Accumulated other comprehensive income (loss)	(3,608)	64,829	8,940
Accumulated deficit	(2,831,381)	(3,024,673)	(417,121)
TOTAL SHAREHOLDERS’ DEFICIT	(3,145,177)	4,062,396	560,230
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	3,839,396	5,239,111	722,506

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues	211,184	440,313	60,722
Cost of revenues	(112,260)	(309,161)	(42,635)
Gross profit	98,924	131,152	18,087
Operating expenses:
Sales and marketing expenses	(20,406)	(26,926)	(3,713)
General and administrative expenses	(67,357)	(56,695)	(7,819)
Research and development expenses	(107,999)	(161,001)	(22,203)
Other operating income/(loss), net	2,506	(38)	(5)
Total operating expenses	(193,256)	(244,660)	(33,740)
Loss from operations	(94,332)	(113,508)	(15,653)
Interest income	16,198	23,991	3,309
Interest expense	-	(609)	(84)
Foreign exchange loss, net	10,331	15,512	2,139
Other income/(loss), net	(1,852)	225	30
Net loss before income tax and share of loss in equity method investments	(69,655)	(74,389)	(10,259)
Income tax benefit	13	18	2
Share of loss in equity method investment	(11)	(12)	(1)
Net loss	(69,653)	(74,383)	(10,258)
Deemed dividend	(195,847)	-	-
Net loss attributable to ordinary shareholders of the Company	(265,500)	(74,383)	(10,258)
Net loss per share:
Basic and diluted	(2.30)	(0.59)	(0.08)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	125,659,711	125,659,711
Net loss	(69,653)	(74,383)	(10,258)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(7,034)	55,489	7,652
Comprehensive loss, net of tax of nil	(76,687)	(18,894)	(2,606)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Six months ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues	459,631	870,243	120,012
Cost of revenues	(234,213)	(576,465)	(79,498)
Gross profit	225,418	293,778	40,514
Operating expenses:
Sales and marketing expenses	(39,718)	(62,289)	(8,590)
General and administrative expenses	(112,084)	(106,239)	(14,651)
Research and development expenses	(212,671)	(369,497)	(50,956)
Other operating income, net	3,070	2,733	377
Total operating expenses	(361,403)	(535,292)	(73,820)
Loss from operations	(135,985)	(241,514)	(33,306)
Interest income	33,616	39,664	5,470
Interest expense	-	(609)	(84)
Foreign exchange loss, net	9,654	9,097	1,255
Other income/(loss), net	(2,014)	58	7
Net loss before income tax and share of loss in equity method investments	(94,729)	(193,304)	(26,658)
Income tax benefit	24	35	5
Share of loss in equity method investment	(22)	(23)	(3)
Net loss	(94,727)	(193,292)	(26,656)
Deemed dividend	(232,517)	-	-
Net loss attributable to ordinary shareholders of the Company	(327,244)	(193,292)	(26,656)
Net loss per share:
Basic and diluted	(2.83)	(1.57)	(0.22)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	123,442,302	123,442,302
Net loss	(94,727)	(193,292)	(26,656)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(6,690)	68,437	9,438
Comprehensive loss, net of tax of nil	(101,417)	(124,855)	(17,218)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended June 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(94,332)	(113,508)	(15,653)
Add: Share-based compensation expenses, net of tax	27,446	33,756	4,655
Non-GAAP loss from operations	(66,886)	(79,752)	(10,998)

Net loss	(69,653)	(74,383)	(10,258)
Add: Share-based compensation expenses, net of tax	27,446	33,756	4,655
Non-GAAP net loss	(42,207)	(40,627)	(5,603)

Net loss attributable to ordinary shareholders of the Company	(265,500)	(74,383)	(10,258)
Add: Share-based compensation expenses, net of tax	27,446	33,756	4,655
Add: Deemed dividend	195,847	-	-
Non-GAAP net loss attributable to ordinary shareholders of the Company	(42,207)	(40,627)	(5,603)

Loss per share: Basic and diluted	(2.30)	(0.59)	(0.08)
Add: Share-based compensation expenses, net of tax	1.70	0.27	0.04
Add: Deemed dividend	0.23	-	-
Non-GAAP net loss per ordinary share – basic and diluted	(0.37)	(0.32)	(0.04)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Six months ended June 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(135,985)	(241,514)	(33,306)
Add: Share-based compensation expenses, net of tax	54,593	154,237	21,470
Non-GAAP loss from operations	(81,392)	(87,277)	(12,036)

Net loss	(94,727)	(193,292)	(26,656)
Add: Share-based compensation expenses, net of tax	54,593	154,237	21,270
Non-GAAP net loss	(40,134)	(39,055)	(5,386)

Net loss attributable to ordinary shareholders of the Company	(327,244)	(193,292)	(26,656)
Add: Share-based compensation expenses, net of tax	54,593	154,237	21,270
Add: Deemed dividend	232,517	-	-
Non-GAAP net loss attributable to ordinary shareholders of the Company	(40,134)	(39,055)	(5,386)

Loss per share: Basic and diluted	(2.83)	(1.57)	(0.22)
Add: Share-based compensation expenses, net of tax	0.47	1.25	0.17
Add: Deemed dividend	2.01	-	-
Non-GAAP net loss per ordinary share – basic and diluted	(0.35)	(0.32)	(0.05)